Exhibit 3.1
The first sentence of Article VII, Section 1 – Certificates of Stock of the By-Laws of A. Schulman, Inc. has been amended to read as follows:
     Shares of capital stock in the corporation may be certificated or uncertificated as provided under the General Corporate Law of the State of Delaware; provided, however, that every holder of stock in the corporation, upon written request to the transfer agent or registrar of the corporation, shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice chairman of the Board of Directors, or the President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation.